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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bay Crest Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 42nd Floor
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Gettenberg (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street, Suite 1023 (Address) New York (City) NY (State) 10038 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William P. Mulligan JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bay Crest Partners, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title



LISA CARBONARA
Notary Public, State of New York
Registration #01CA6326178
Qualified In Kings County
Commission Expires June 15, 2019

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAYCREST PARTNERS, LLC
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

BAYCREST PARTNERS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2015



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Bay Crest Partners, LLC
40 Wall St – 42nd FL
New York, NY 10005

We have audited the accompanying statement of financial condition of Bay Crest Partners, LLC. (the Company) as of **December 31, 2015**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bay Crest Partners, LLC. as of **December 31, 2015** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 18, 2016

BAYCREST PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 3,194,497
Due from broker	611,067
Commissions receivable	1,195,971
Other assets	85,824
Total assets	$ 5,087,359

LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 2,958,558
Payable to parent	800,000
Total liabilities	3,758,558
Commitments and Contingencies (Notes 3 and 4)	
Members' equity (Note 5)	
Members' capital	1,328,801
Total members' equity	1,328,801
Total liabilities and members' equity	$ 5,087,359

The accompanying notes are an integral part of this statement

BAYCREST PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

Note 1 - Nature of Business

Bay Crest Partners, LLC (The "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC").

Bay Crest Partners, LLC, a limited liability company, is a New York State company formed in 1993 for the purpose of conducting business as a broker on the floor of the New York Stock Exchange.

Amerivest Partners, LLC, a limited liability company ("Amerivest"), is a New York State company formed in 1999 for the purpose of conducting business as a broker on the floor of the NYSCAMEX.

Freedom Holding Group, LLC, a limited liability company ("The Parent"), is a New York State company formed in 2008 as the 100% owner of the Company and Amerivest.

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) Income Taxes

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based on Company income, if applicable.

BAYCREST PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2016 and February 3, 2016, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 - Commitments and Contingencies

Office Lease

A lease, expiring February 28, 2020, for the premises occupied by the Company, has been executed by the Parent. The company pays substantially all of such costs. At December 31, 2015, the minimum rental commitments, before escalations, under this lease, are as follows:

Year	Amount
2016	585,596
2017	585,596
2018	585,596
2019	585,596
2020	97,599

Note 4 - Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is 5% of the eligible compensation. There was no profit sharing contribution for 2015.

BAYCREST PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

Note 5 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2015, the Company had Net Capital of $1,059,632 which was $862,395 in excess of its required net capital of $197.237. The Company's net capital ratio was 279.21%.